SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 30, 2004

                                       OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from ________________ to ________________


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                One American Road
                            Dearborn, Michigan 48126

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statements of Net Assets Available for Benefits, as of December 30, 2004 and December 30, 2003.

     Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2004.

     Schedule I - Schedule of Assets Held at End of Year as of December 30,
2004.



                                     Exhibit
                                     -------

Designation          Description                         Method of Filing
-----------          -----------                         ----------------

Exhibit 23     Consent of PricewaterhouseCoopers LLP     Filed with this Report.





                                    Signature
                                    ---------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                 SAVINGS AND STOCK INVESTMENT PLAN
                                  FOR SALARIED EMPLOYEES



                                 By: /s/Mickey Poli-Bartlett
                                     -------------------------------------
                                     Mickey Poli-Bartlett, Chair
                                     Savings and Stock Investment
                                     Plan for Salaried Employees Committee



June 28, 2005

                                  EXHIBIT INDEX
                                  -------------



Designation           Description
-----------           -----------


Exhibit 23       Consent of PricewaterhouseCoopers LLP

Ford Motor Company
Savings and Stock
Investment Plan for Salaried
Employees
Financial Statements and Supplemental Schedule
December 30, 2004 and 2003

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Contents
December 30, 2004 and 2003
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits as of
December 30, 2004 and 2003.....................................................2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 30, 2004..................................3

Notes to Financial Statements...............................................4-12

Supplemental Schedule*

Schedule I - Schedule of Assets Held at End of Year as of
December 30, 2004.............................................................13

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of The Ford Motor Company Savings and
Stock Investment Plan for Salaried Employees



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") at December 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the accompanying 2003 financial statements have been restated to present the Plan's investments as holdings in the Ford Defined Contribution Plans Master Trust, rather than as direct holdings of the Plan.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of December 30, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/PricewaterhouseCoopers LLP


Detroit, Michigan
June 22, 2005

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statements of Net Assets Available for Benefits
December 30, 2004 and 2003
--------------------------------------------------------------------------------


                                                                      2004                 2003
Assets
Investment in Ford Defined Contribution Plans
 Master Trust, at fair value (2003 restated - Note 3)          $  9,939,128,706     $  9,998,254,422
Participant loans                                                    98,790,743           90,380,091
                                                               -----------------    -----------------
           Total assets                                          10,037,919,449       10,088,634,513
                                                               -----------------    -----------------
           Assets available for benefits                        $10,037,919,449      $10,088,634,513
                                                               -----------------    -----------------












   The accompanying notes are an integral part of these financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 30, 2004
--------------------------------------------------------------------------------


Additions
Plan interest in Ford Defined Contribution Plans
 Master Trust Investment Income                             $      332,765,390
                                                           --------------------
                                                                   332,765,390
Contributions
   Employee                                                        315,150,114
   Employer                                                         40,331,859
                                                           --------------------
                                                                   355,481,973
Other additions
   Loan repayment interest                                           5,002,579
                                                           --------------------
                                                                     5,002,579
                                                           --------------------
           Total additions                                         693,249,942
                                                           --------------------
Deductions
Withdrawal of participants' accounts                              (723,187,533)
Ford Stock dividend payments to participants                       (19,755,876)
Administrative expenses                                             (1,021,597)
                                                           --------------------
           Total deductions                                       (743,965,006)
                                                           --------------------
           Net decrease                                            (50,715,064)
                                                           --------------------
Net assets available for benefits
Beginning of year                                               10,088,634,513
                                                           --------------------
End of year                                                 $   10,037,919,449
                                                           --------------------







   The accompanying notes are an integral part of these financial statements.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------


1.      Description of the Plan

        The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. Participants should refer to the provisions of the Plan that are governed in all respects by the detailed terms and conditions contained in the Plan document.

        Type and Purpose of the Plan
        The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

        Eligibility
        With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan on the first day of the second month following the original date of hire. Any applicable Company matching contributions, however, will be provided after twelve months of service. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

        Contributions
        Participants can contribute to the Plan on both a pretax and after-tax basis. Effective April 2004, under the Plan, and subject to limits required by the Internal Revenue Code ("IRC"), participants may elect to contribute up to an aggregate 50% of their eligible wages on pretax and/or after-tax basis. Participants may also elect to contribute all, or a portion of their distributions under the Company's Performance Bonus Plan, Ford Financial (Annual) Variable Incentive Plan, and Flexible Compensation Account. A contribution in an amount corresponding to each election is made by the Company to the Plan on the participant's behalf. Subject to IRC limits, pretax contributions are excluded from the participant's federal and most state and local taxable income.

        Effective July 1, 2004, the Company reinstated matching contributions at a rate of $.60 for each dollar contributed up to 5% of participants' base salary. Company matching contributions are subject to forfeiture if participants terminate employment before they are vested. All Company matching contributions initially are invested in the Ford Stock Fund and there are no restrictions on the participant's ability to exchange out of the Ford Stock Fund. Contributions to the Pretax Program from the Performance Bonus Plan, Ford Financial (Annual) Variable Incentive Plan and the Flexible Compensation Account Program are not eligible for the Company match.

        Subject to Ford Motor Company approval, participants may elect to roll over amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code. For the year ended December 30, 2004, transfers from other qualifying plans or arrangements amounted to $7,702,210, which are included in employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

        Activity for participants in the Ford Stock Fund who have elected to receive dividends paid in the form of cash instead of purchasing additional shares is reported in the Statement of Changes in Net Assets Available for Benefits.

        Participant Accounts
        A participant's account balance is comprised of their contributions, Company contributions, if any, and investment income earned from the individual investment options selected by the participant. Certain investment options will charge a fee on short-term transfers which is paid from the participant's account. The benefit to which a participant is entitled is determined from the participant's vested account balance.

        Vesting and Distribution
        Participants are fully vested in account balances related to their pre-tax and after-tax contributions and earnings thereon. Pretax assets, after-tax assets and assets resulting from Company matching contributions are accounted for separately.

        Company matching contributions vest three years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made. In-service withdrawals of vested Company match contributions are permissible for participants who are at least 59-1/2 years of age. Withdrawal of such contributions for participants less than 59-1/2 years of age is limited to those contributions that have been in the Plan for two years following the end of the year in which the contributions were made.

        Pretax assets may not be withdrawn by participants until the termination of their employment or until they reach 59-1/2 years of age, except in the case of personal financial hardship.

        Unmatched after-tax assets can be withdrawn at any time without restriction. Withdrawal of matched after-tax assets that have been in the Plan for less than two years will result in a suspension from making contributions to the Plan for a period of 12 months.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

        Master Trust Investment Options and Participation
        Participant contributions are invested in accordance with the participant's election in one or more investment, which is held in the Ford Defined Contribution Plans Master Trust (the "Master Trust"). See
        Note 3. The following participant directed Master Trust investment options were available to Plan participants during the 2004 Plan year:


        Fidelity Magellan Fund                             Domini Social Equity Fund
        Fidelity Contrafund                                Morgan Stanley Institutional Global Value Equity A Fund
        Fidelity Equity-Income Fund                        T. Rowe Price International Discovery Fund
        Fidelity Growth Company Fund                       T. Rowe Price High Yield Fund
        Fidelity Overseas Fund                             PIMCO Total Return Fund III
        Fidelity Real Estate Investment Portfolio Fund     Templeton Foreign Fund
        Fidelity Capital Appreciation Fund                 Oakmark Select Fund
        Fidelity Dividend Growth Fund                      PIMCO Real Return Fund
        Fidelity Freedom Income Fund                       Janus Aspen Growth Portfolio
        Fidelity Freedom 2000 Fund                         Vanguard Institutional Index Fund
        Fidelity Freedom 2010 Fund                         Royce Low-Priced Stock Fund
        Fidelity Freedom 2020 Fund                         Vanguard Explorer Fund
        Fidelity Freedom 2030 Fund                         Neuberger Berman Genesis Fund
        Fidelity Freedom 2040 Fund                         Bond Index Fund
        Interest Income Fund                               Ford Stock Fund
        Barclays Global Investor EAFE Equity Index Fund    Common Stock Index Fund
        PIMCO Total Return Fund                            US Extended Market Index

        Participants may transfer vested Company matching contributions into other available Master Trust investment options, subject to exchange restrictions imposed by the various investment options. Effective July 1, 2004, participants may transfer both vested and nonvested Company matching contributions.

        Investment Contracts with Insurance Companies
        The Interest Income Fund is a stable value investment option of the Master Trust comprised of short-term fixed income securities and insurance contracts that seek to preserve principal. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund under the contracts.

        There were no reserves against contract value for credit risk of the contract issuer or otherwise during 2004 and 2003. The average yield and crediting interest rate was approximately 4.00% and 5.33% for 2004 and 2003, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting.

        Transfer of Assets
        The Plan permits the transfer of assets among investment options held by the Master Trust, subject to certain trading restrictions imposed on some of the investment options.

        Participant Loans
        The Plan permits loans to participants from both their pretax and after-tax accounts. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last business day of the prior month.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

        A participant is eligible to take out one loan per calendar year, and to have only four loans outstanding at any one time. Regular loans may be for a minimum of one year, but not exceeding five years. Home loans are for a period of ten years.

        Participant loans are included in the Statements of Net Assets Available for Benefits. Loans that are considered to be in default by the Plan are reclassified as withdrawals.

        Forfeitures and Plan Administration Expenses
        The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. Administrative expenses paid by the Plan amounted to $1,021,597 for the year ended December 30, 2004.

        Related-Party Transactions
        Certain Master Trust investment options are mutual funds and other investment products managed by Fidelity Management and Research Company, which is a wholly owned subsidiary of Fidelity Management and Research Corporation. Fidelity Management Trust Company, also a wholly owned subsidiary of Fidelity Management and Research Corporation is the trustee as defined by the Plan. Fidelity Institutional Operations Company, Inc., also a wholly owned subsidiary of Fidelity Management and Research Corporation, is the administrator for the Plan. Additionally, Barclays Global Investors and World Asset Management are paid investment management fees by the Company on behalf of the Plan. Fees paid to these entities for trustee, administrative and other fees qualify as related party transactions. Ford Motor Company paid trustee, administrative, and other fees of $2,089,890 for the Plan year ended December 30, 2004.

2.      Summary of Significant Accounting Policies

        Basis of Accounting
        The financial statements of the Plan are prepared under the accrual method of accounting.

        Investments
        The mutual funds and common/collective trust funds are at net asset value of the shares/units held. The investment in the Ford Stock Fund and the investments in all other funds, except the Interest Income Fund, are valued on the basis of quoted year-end market prices. The Interest Income Fund is stated at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest at the annual contract rate, less withdrawals paid out to participants. Participant loans are valued at cost, which approximates fair value. The average S&P and Moody's credit quality ratings for the underlying investments of the Interest Income Fund were AA+ and Aa1, respectively. The Common Stock Index Fund and the U.S. Extended Market Index Fund are stated at the aggregate market value of the individual collective pools included in each respective fund.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

        Purchases and sales of investments by the Master Trust are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments of the Master Trust is recorded as earned on an accrual basis.

        Contributions
        Contributions to the Plan from participants and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

        Payment of Benefits
        Benefits are recorded when paid.

        Use of Estimates in the Preparation of Financial Statements
        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties
        The Master Trust's invested assets consist of Company stock, equity and fixed income mutual funds, equity and fixed income commingled institutional pools and stable value investments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.      The Master Trust

        The Company determined that it is appropriate to present the Plan's investments as holdings in the Master Trust, rather than direct holdings of the Plan. Accordingly, the 2003 financial statements have been restated to conform with the 2004 presentation. There was no impact on the assets available for benefits.

        The Company established the Master Trust pursuant to a trust agreement between the Company and Fidelity Management Trust Company, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by Fidelity Management Trust Company.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

        Employee benefit plans participating in the Master Trust as of December 30, 2004 include the following defined contribution plans:

        o Ford Motor Company Savings and Stock Investment Plan for Salaried Employees

        o  Ford Motor Company Tax-Efficient Savings Plan for Hourly Employees

        o  Ford Retirement Plan

        All transfers to, withdrawals from, or other transactions regarding the Master Trust shall be conducted in such a way that the proportionate interest in the Master Trust of each Plan and the fair market value of that interest may be determined at any time. The interest of each such Plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such Plan (including participant contributions), every distribution, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Trust or that investment option as a whole.

        A summary of the assets of the Master Trust as of December 30, 2004 and 2003 is as follows:


                                                               2004                  2003
        Investments, at fair value
        Ford Stock Fund                                $   5,693,849,086     $   6,260,389,391
        Mutual Funds                                       4,042,361,656         3,470,237,812
        Interest Income Fund                               3,163,190,417         3,217,920,348
        Common and commingled institutional pools          1,413,886,396         1,303,886,783
                                                       ------------------    ------------------
                                                       $  14,313,287,555     $  14,252,434,334
                                                       ------------------    ------------------

        During the year ended December 30, 2004, the Master Trust investment income was comprised of the following:

        Net appreciation (depreciation)
          Mutual Funds                                                       $     343,357,647
          Common and commingled institutional pools                                173,472,242
          Ford Stock Fund                                                         (452,227,739)
                                                                             ------------------
                Total net appreciation                                              64,602,150
        Interest and dividend income                                               362,423,958
                                                                             ------------------
                Total Master Trust investment income                         $     427,026,108
                                                                             ------------------

        As of December 30, 2004 and 2003, the Plan had approximately 69% and 70% interest, respectively, in the Master Trust assets.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

        A summary of the assets of the Plan as of December 30, 2004 and 2003 is as follows:

                                                               2004                  2003
        Investments, at fair value
        Ford Stock Fund                                $   3,768,245,788     $   4,196,043,580
        Mutual Funds                                       3,033,770,953         2,640,714,291
        Interest Income Fund                               2,090,010,167         2,191,740,814
        Common and commingled institutional pools          1,047,101,798           969,755,737
                                                       ------------------    ------------------
                                                       $   9,939,128,706     $   9,998,254,422
                                                       ------------------    ------------------

        During the year ended December 30, 2004, the Plan investment income was comprised of the following:

        Net appreciation (depreciation)
          Mutual Funds                                   $     257,263,872
          Common and commingled institutional pools            128,910,459
          Ford Stock Fund                                     (303,865,581)
                                                         ------------------
               Total net appreciation                           82,308,750
        Interest and dividend income                           250,456,640
                                                         ------------------
               Total Plan investment income              $     332,765,390
                                                         ------------------

4.      The Ford Stock Fund

        The Ford Stock Fund is a unitized account that is comprised of Ford Motor Company common stock with a liquidity component to facilitate participant transactions and recordkeeping.

        The Ford Stock Fund consists of assets from the following sources: employee contributions (including rollovers), employee loan repayments, exchanges into the fund from other investment options, employer matching contributions (vested and unvested), earnings and dividends. All participant assets are self-directed. Prior to July 1, 2004, unvested employer matching contribution assets were nonparticipant directed.

        Information about the Master Trust net assets and the significant components of the changes in Master Trust net assets relating to the Ford Stock Fund is as follows at December 30:

                                                             2004                 2003
        Net assets
        Ford Stock Fund (including Fidelity money
         market cash of $88,011,068 and $100,637,391
         in 2004 and 2003, respectively)               $ 5,693,849,086      $ 6,260,389,391


                                       10



Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

                                                                                Year Ended
                                                                               December 30,
                                                                                  2004

        Changes in net assets
        Employee contributions                                              $   219,930,606
        Employer matching contributions                                          40,318,926
        Dividend income                                                         154,608,736
        Net depreciation                                                       (452,227,739)
        Withdrawal of participants' accounts                                   (342,594,725)
        Net transfers between funds                                            (135,999,992)
        Transfers out to other plans                                            (28,009,359)
        Participant loan                                                        (22,566,758)
                                                                            -----------------
                                                                            $  (566,540,305)
                                                                            -----------------

5.      Plan Amendments

        Effective July 1, 2004, participants may transfer both vested and nonvested Company matching contributions.

        Effective December 31, 2004, the Plan fiscal year changed to a calendar year ending December 31.

6.      Tax Status

        The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated July 8, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended through April 8, 2005. The Plan Sponsor and tax counsel believe that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.      Administration of Plan Assets

        The Master Trust assets are held by the Trustee of the Plan, Fidelity Management Trust Company.

        Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan, nor does the Company allocate any costs to the Plan.

Ford Motor Company Savings and Stock
Investment Plan for Salaried Employees
Notes to Financial Statements
December 30, 2004 and 2003
--------------------------------------------------------------------------------

8.      Plan Termination

        The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. Upon termination of the Plan, participants would become fully vested. In the event of termination all loans would become due immediately upon such termination. There are currently no plans to terminate the Plan.

9.      Subsequent Events

        Effective July 1, 2005, the Company will suspend the employer matching contribution.

Ford Motor Company Savings and Stock                     Supplemental Schedule I
Investment Plan for Salaried Employees
Schedule of Assets Held at End of Year
As of December 30, 2004
--------------------------------------------------------------------------------


(a)             (b)                                 (c)                         (d)              (e)
                                        Description of Investment
          Identity of Issuer,           Including Maturity Date,
           Lessor, Borrower            Rate of Interest, Collateral,                           Current
           or Similar Party              Par or Maturity Value                  Cost**         Value
        Participant Loans
  *     Participant loans         Participant loans, interest rates ranging
                                  from 4.0% to 9.5% with maturities at
                                  various times through 2014                                  $  98,790,743
                                                                                              --------------

    *Denotes party-in-interest
   **Not required per Department of Labor 29 CFT 2520.103-10







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